October 23, 2019

Derek N. Yung
Chief Financial Officer
eHealth, Inc.
2625 Augustine Drive, Second Floor
Santa Clara, CA 95054

       Re: eHealth, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 14, 2019
           File No. 001-33071

Dear Mr. Yung:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences